Fiscal and Economic Update

FIRST QUARTER 2022–2023

Department of Finance and
Treasury Board

New Nouveau
Brunswick

Fiscal and Economic Update
First Quarter 2022–2023

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

August 2022

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3022-1

Think Recycling!

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation. While the surplus has increased, it represents a modest 1.2% of our overall budget.

Credit rating agencies have all reaffirmed our credit rating. In fact, Moody's Investors Service recently upgraded the province's credit outlook from stable to positive while reaffirming its Aa2 credit rating, noting the province's strong fiscal management, prudent debt management and a forecast path of balanced budgets.

By managing our finances responsibly, the Service of the Public Debt is lower than it otherwise would have been and will help mitigate the impact of rising interest rates. This allows for more money to be invested in services for our people. We have increased spending in health care by nearly $200 million, the largest percentage increase in health care spending since 2008–2009. We have also made major investments in affordable housing and in the Emergency Fuel and Food Benefit to provide financial relief due to the rising cost of living.

Our economy has recovered much faster than expected and population is growing at a rate not seen since the 1970s. These factors have contributed significantly to the improved results for our tax revenues. These circumstances are similarly reflected across the country with governments showing significant revenue improvements.

Despite these results, the challenges are many. We are still dealing with the effects of COVID-19, inflation is running at a rate not seen in 40 years, labour supply shortages are becoming more widespread, and interest rates are on the rise. These are just a few of the factors that are influencing our operating environment. We must strike a balance between addressing today's needs against a sustainable future for generations to come.

Despite our recent fiscal performance, the Parliamentary Budget Office recently noted that our finances are not fiscally sustainable over the longer-term as rising health care costs continue to take a larger share of the provincial budget. Just like other jurisdictions in Canada, we are seeing the pressures our health care system is facing. These pressures will continue to grow as our population ages and highlights the need to find new and better ways to deliver health care now and in the future.

Our government recognizes the volatility we have seen in recent years has been difficult for New Brunswickers. We have seen economic lows and highs, we have seen service provision affected, yet we have also seen provincial revenue react much differently than past economic slowdowns. This latest quarterly update helps inform the discussion on the path forward by continuing to balance today's needs against the needs of future generations of New Brunswickers.



Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2022–2023 Fiscal Update

Projections for the 2022–2023 fiscal year show a surplus of $135.5 million compared to the budgeted surplus of $35.2 million.

Total revenue is projected to be $220.2 million higher than budget. The improvement reflects stronger-than-anticipated economic and population growth positively impacting personal income tax and harmonized sales tax. Contributing to the increased projection for unconditional grants was a one-time federal top-up under the Canada Health Transfer to clear surgery backlogs.

Total expenses are projected to be higher than budget by $119.9 million. This is due to higher expenses in Post-Secondary Education, Training and Labour as a result of the carryover of federal funding in the Working NB program, increased costs in Post-Secondary Affairs related to higher interest rates, and in Social Development for the Emergency Fuel and Food Benefit and a projected increase in transportation costs for clients and partners.

The net debt is projected at $12.9 billion, a reduction of $44.3 million year-over-year.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	11,346.1	11,566.2	220.2	2,822.4	2,802.5	(19.9)
Expense	11,310.8	11,430.7	119.9	2,667.3	2,668.1	0.8
Surplus (Deficit)	**35.2**	**135.5**	**100.3**	**155.1**	**134.4**	**(20.7)**
Net Debt - End of Year	**(12,996.7)**	**(12,936.9)**	**59.8**	**(12,754.3)**	**(12,760.7)**	**(6.4)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $220.2 million higher than budget. The major variances include:

- Personal Income Tax revenue is up $86.0 million due to stronger income growth for 2021 and 2022, reflecting a strengthening economy.
- Unconditional Grants are up $41.2 million due to a one-time federal transfer top-up to clear surgery backlogs, under the Canada Health Transfer, which was announced after the release of the province's 2022–2023 Budget.
- Harmonized Sales Tax revenue is up $40.8 million based on the latest federal estimate which shows a stronger forecast of the national revenue pool, on which New Brunswick's payments are based.
- Conditional Grants are up $32.9 million due to funding through labour market and workforce development agreements, and the Safe Long-term Care Fund, partially offset by the timing of revenue under the Canada-New Brunswick Early Learning and Child Care Agreement.
- Capital Revenue is up $11.1 million due to schedule changes for major federal projects as well as higher than budgeted recoveries under the New Building Canada Fund.
- Return on Investment is up $6.2 million mainly due to the impact of increases in interest rates.
- Real Property Transfer Tax revenue is up $6.0 million due to an increase in the average value of transactions.
- Agency Revenues are up $5.7 million due to an increase in Casino New Brunswick revenues.
- Insurance Premium Tax revenue is up $5.0 million due to higher than anticipated premiums written by the insurance industry.
- Provincial Real Property Tax revenue is down $10.0 million due to the property tax relief program for apartments with four or more units and non-residential properties.
- Tobacco Tax revenue is down $5.0 million due to lower than projected volumes being sold.

Expense Outlook

Total expenses are projected to be over budget by $119.9 million. The major variances include the following:

- Post-Secondary Education, Training and Labour is projected to be over budget by $45.8 million mainly due to the carryover of federal funding in the Working NB program as well as increased costs in Post-Secondary Affairs related to higher interest rates.
- Social Development is over budget by $30.1 million mainly due to the Emergency Fuel and Food Benefit and a projected increase in transportation costs for clients and partners. These are partially offset by savings in the Seniors and Long-Term Care program.
- Capital Account expense is over budget by $17.8 million mainly due to additional capital expenditures in nursing homes under the Safe Long-term Care Fund agreement signed with the federal government.
- Transportation and Infrastructure is over budget by $11.9 million mainly due to higher operating costs within maintenance programs related to fuel, energy, and price of materials.
- Justice and Public Safety is over budget by $9.5 million mainly due to higher costs for the policing contract and for Inspection and Enforcement Services.
- Education and Early Childhood Development is over budget by $8.0 million mainly due to increased costs within school districts related to fuel, energy, and other facility operating costs. These costs are partially offset by under-expenditures related to the Canada-New Brunswick Early Learning and Child Care Agreement signed with the federal government.
- Special Purpose Account expense is over budget by $7.4 million mainly due to increased costs under the CMHC funding account related to a capital upgrade for non-profit seniors housing, and additional project costs under the NB 911 Service Fund.
- Regional Development Corporation is under budget by $14.0 million mainly due to project delays.

First Quarter Actual Results

First quarter actuals show a surplus of $134.4 million compared to a quarterly budgeted surplus of $155.1 million.

- The difference between the first quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $19.9 million lower than the first quarter budget, mainly due to the timing of conditional grant funding and estimates of taxation revenue.

- Total actual expenses for the quarter are $0.8 million higher than the first quarter budget, mainly due to higher year-to-date ordinary and capital account expenses. This is partially offset by lower year-to-date expenses in Special Operating Agencies, Special Purpose Accounts and Amortization.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	10,764.2	10,972.5	208.4	2,688.7	2,670.0	(18.7)
Capital Account	44.4	55.5	11.1	2.0	2.4	0.4
Special Purpose Account	127.7	128.4	0.7	23.9	22.1	(1.8)
Special Operating Agencies	202.1	200.4	(1.7)	55.9	55.6	(0.3)
Sinking Fund Earnings	207.7	209.5	1.8	51.9	52.4	0.5
Total Revenue	**11,346.1**	**11,566.2**	**220.2**	**2,822.4**	**2,802.5**	**(19.9)**
Expense						
Ordinary Account	10,236.3	10,327.3	91.0	2,468.8	2,480.6	11.8
Capital Account	134.2	152.0	17.8	20.7	29.0	8.3
Special Purpose Account	144.6	152.0	7.4	20.8	17.0	(3.8)
Special Operating Agencies	221.2	223.7	2.5	15.2	6.7	(8.5)
Amortization of Tangible Capital Assets	574.6	575.7	1.2	141.8	134.8	(7.0)
Total Expense	**11,310.8**	**11,430.7**	**119.9**	**2,667.3**	**2,668.1**	**0.8**
Surplus (Deficit)	**35.2**	**135.5**	**100.3**	**155.1**	**134.4**	**(20.7)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,981.2)**	**(12,981.2)**	**0.0**	**(12,981.2)**	**(12,981.2)**	**0.0**
Changes in Year						
Surplus (Deficit)	35.2	135.5	100.3	155.1	134.4	(20.7)
Investments in Tangible Capital Assets	(625.3)	(667.0)	(41.7)	(70.0)	(48.7)	21.3
Amortization of Tangible Capital Assets	574.6	575.7	1.2	141.8	134.8	(7.0)
(Increase) Decrease in Net Debt	**(15.5)**	**44.3**	**59.8**	**226.9**	**220.5**	**(6.4)**
Net Debt - End of Year	**(12,996.7)**	**(12,936.9)**	**59.8**	**(12,754.3)**	**(12,760.7)**	**(6.4)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	1,954.0	2,040.0	86.0	501.0	500.2	(0.8)
Corporate Income Tax	486.7	486.7	0.0	125.9	125.9	0.0
Metallic Minerals Tax	1.0	1.0	0.0	0.3	0.0	(0.3)
Provincial Real Property Tax	571.0	561.0	(10.0)	139.5	134.4	(5.1)
Harmonized Sales Tax: net of credit	1,774.5	1,815.3	40.8	444.8	462.0	17.2
Gasoline and Motive Fuels Tax	202.5	201.5	(1.0)	48.5	45.0	(3.5)
Carbon Emitting Products Tax	170.0	169.0	(1.0)	40.1	42.5	2.4
Tobacco Tax	110.0	105.0	(5.0)	30.8	25.9	(4.9)
Pari-Mutuel Tax	0.5	0.5	0.0	0.1	0.2	0.1
Insurance Premium Tax	70.0	75.0	5.0	13.2	14.4	1.2
Real Property Transfer Tax	45.0	51.0	6.0	10.8	17.1	6.3
Financial Corporation Capital Tax	24.0	24.0	0.0	6.0	6.0	0.0
Cannabis Duty	12.0	12.0	0.0	3.0	3.1	0.1
Penalties and Interest	17.5	16.0	(1.5)	4.5	2.4	(2.1)
	5,438.7	5,558.0	119.3	1,368.5	1,379.1	10.6
Return on Investment	265.1	271.3	6.2	45.6	19.1	(26.5)
Licences and Permits	165.1	164.7	(0.4)	52.1	57.5	5.4
Sale of Goods and Services	489.1	490.9	1.8	121.0	139.5	18.5
Royalties	70.3	70.3	0.0	0.2	0.2	0.0
Agency Revenues	184.4	190.1	5.7	46.1	53.0	6.9
Fines and Penalties	6.8	7.1	0.3	1.7	1.4	(0.3)
Miscellaneous	74.1	75.4	1.3	18.6	(1.0)	(19.6)
Total - Own Source Revenue	**6,693.6**	**6,827.8**	**134.2**	**1,653.8**	**1,648.8**	**(5.0)**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,360.0	2,360.0	0.0	590.0	590.0	0.0
Canada Health Transfer	934.2	975.5	41.2	233.6	243.9	10.3
Canada Social Transfer	329.4	329.4	0.0	82.3	82.3	0.0
Other	1.9	1.9	0.0	0.5	0.5	0.0
	3,625.4	3,666.7	41.2	906.4	916.7	10.3
Conditional Grants – Canada	460.0	492.8	32.9	132.2	108.4	(23.8)
Total - Grants from Canada	**4,085.4**	**4,159.5**	**74.1**	**1,038.6**	**1,025.1**	**(13.5)**
Subtotal	**10,779.0**	**10,987.3**	**208.3**	**2,692.4**	**2,673.9**	**(18.5)**
Inter-account Transactions	(14.9)	(14.8)	0.1	(3.7)	(3.9)	(0.2)
Ordinary Account Revenue	**10,764.2**	**10,972.5**	**208.4**	**2,688.7**	**2,670.0**	**(18.7)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	45.5	45.5	0.0	5.8	5.9	0.1
Education and Early Childhood Development...	1,572.6	1,580.6	8.0	355.4	408.3	52.9
Environment and Local Government...	167.7	168.9	1.3	44.6	37.5	(7.1)
Executive Council Office...	15.4	15.8	0.4	3.9	4.3	0.4
Finance and Treasury Board...	29.8	29.6	(0.2)	7.3	7.1	(0.2)
General Government...	1,054.9	1,050.7	(4.2)	258.0	258.3	0.3
Health...	3,239.4	3,239.6	0.2	748.0	727.3	(20.7)
Justice and Public Safety...	314.3	323.8	9.5	79.8	69.5	(10.3)
Legislative Assembly...	36.4	36.5	0.0	7.7	6.8	(0.9)
Natural Resources and Energy Development...	101.7	102.2	0.5	22.7	22.0	(0.7)
Office of the Premier...	1.5	1.4	(0.1)	0.4	0.3	(0.1)
Opportunities New Brunswick...	55.1	55.7	0.6	10.3	9.9	(0.4)
Other Agencies...	403.7	407.0	3.3	104.9	104.3	(0.6)
Post-Secondary Education, Training and Labour...	656.4	702.2	45.8	175.3	186.5	11.2
Regional Development Corporation...	50.6	36.6	(14.0)	4.4	3.8	(0.6)
Service of the Public Debt...	634.0	634.0	0.0	158.5	149.1	(9.4)
Social Development...	1,467.6	1,497.7	30.1	382.5	382.1	(0.4)
Tourism, Heritage and Culture...	68.7	69.2	0.5	28.8	18.3	(10.5)
Transportation and Infrastructure...	349.9	361.8	11.9	77.7	83.2	5.5
Subtotal...	**10,265.2**	**10,358.9**	**93.7**	**2,476.0**	**2,484.5**	**8.5**
Investment in Tangible Capital Assets...	(12.7)	(15.4)	(2.7)	(3.1)	0.0	3.1
Inter-account Transactions...	(16.3)	(16.2)	0.1	(4.1)	(3.9)	0.2
Ordinary Account Expense...	**10,236.3**	**10,327.3**	**91.0**	**2,468.8**	**2,480.6**	**11.8**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2022–2023 Full Year to March 31, 2023			2022–2023 Year-to-date to June 30, 2022		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.5	0.0	0.2	0.0	(0.2)
Education and Early Childhood Development...	1.7	1.7	0.0	0.8	0.1	(0.7)
Environment and Local Government...	1.0	1.0	0.0	0.2	0.0	(0.2)
Health...	27.1	27.1	0.0	0.0	0.1	0.1
Natural Resources and Energy Development...	7.9	2.0	(5.9)	0.6	0.0	(0.6)
Post-Secondary Education, Training and Labour...	2.0	2.0	0.0	1.1	1.0	(0.1)
Regional Development Corporation...	35.0	35.0	0.0	16.5	16.5	0.0
Social Development...	12.0	23.7	11.7	0.5	0.7	0.2
Tourism, Heritage and Culture...	9.0	9.7	0.7	2.3	1.5	(0.8)
Transportation and Infrastructure...	650.6	700.8	50.2	65.4	57.8	(7.6)
Subtotal...	**746.8**	**803.5**	**56.7**	**87.6**	**77.7**	**(9.9)**
Investment in Tangible Capital Assets...	(612.6)	(651.6)	(39.0)	(66.9)	(48.7)	18.2
Capital Account Expense...	**134.2**	**152.0**	**17.8**	**20.7**	**29.0**	**8.3**

2022 Economic Update



N.B. Real GDP, 2022 (%)
Q1 Update
Budget 2022–2023
Average 2.3
2.9
2.5
2.3
2.3
2.2
2.1
2.0
2.0
CIBC
Scotia Bank
National Bank
CBoC
NB FTB
BMO
Royal Bank
TD Bank
Source: NB Finance and Treasury Board



N.B. Population
(Year-over-year % change)
1.8%
Source: Statistics Canada



N.B. Housing Starts
(Year-to-date sum)
10-year average
1,835
Source: Statistics Canada



N.B. CPI
N.B. Average Weekly Earnings
(Year-over-year % change)
Source: Statistics Canada

New Brunswick Economic Outlook	Budget	Revised
Real GDP	2.2	2.2
Nominal GDP	6.2	8.9
Primary Household Income	4.4	5.9
Population	0.9	1.5
Labour Force	0.8	0.4
Employment	1.4	1.4
Unemployment Rate (%)	8.5	8.1
Consumer Price Index	3.9	6.7

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 29, 2022

- According to the International Monetary Fund (IMF), global economic output growth is expected to slow from 6.1% in 2021 to 3.2% in 2022, largely attributed to the negative effects of the Russo-Ukraine war, the COVID-19 outbreaks and lockdowns in China, and elevated inflation worldwide, which has tightened global financial conditions.

- Following a decrease of 1.6% in the first quarter of 2022, the U.S. Bureau of Economic Analysis reported real Gross Domestic Product (GDP) growth in the U.S. dropped by 0.9% in the second quarter. The IMF is forecasting economic growth of 2.3% in the U.S. for 2022.

- Statistics Canada reported that real GDP for Canada grew by 2.9% in the first quarter of 2022 compared to the same quarter a year ago, mainly driven by stronger household final consumption and business and government investment. The Bank of Canada is forecasting real GDP growth of 3.5% for the year.

- The Department of Finance and Treasury Board estimates economic activity in New Brunswick will rise by 2.2% in 2022, comparable to the average among private sector forecasters of 2.3%.

- New Brunswick's population was estimated at 800,243 as of April 1, 2022, an increase of 1.8% (+14,424) from a year ago, due to improvements in net interprovincial migration and net international migration.

- On a year-to-date basis, employment was up 1.7% compared to 2021, with gains in full-time employment (+12,100) offsetting the declines in part-time employment (-5,900).

- Labour shortages remained an issue in the province, with the number of job vacancies increasing by 40.3% to 13,600 in Q1 2022 compared to the same quarter a year ago.

- Wages and salaries in the province expanded by 7.9% in Q1 2022 compared to the same period in 2021, attributed to employment gains and higher average hourly wage rates.

- Average weekly earnings have grown by 5.5% on a year-to-date basis, the largest growth rate among the provinces.
- New Brunswick's investment in building construction increased by 9.7% over the first five months of the year, driven by robust growth in residential building construction (+15.1%). Investment in non-residential building construction was down by 5.0% over the same period.
- Supported by gains in multi-unit construction, New Brunswick housing starts totaled 1,835 units from January to June 2022, a 21.8% increase compared to the same period in 2021, and the highest level recorded for the first half of the year since 2008.
- Provincial retail sales grew by 6.1% on a year-to-date basis, largely driven by higher sales in gasoline stations and motor vehicle and parts dealers, which accounted for approximately 75% of the total growth.
- Manufacturing sales in New Brunswick increased by 37.5% over the first five months of 2022 compared to the same period in 2021, supported by gains in both non-durable (+48.0%) and durable (+1.5%) goods industries.
- Merchandise exports grew by 36.6% from January to May 2022 compared to the same period in 2021, largely due to an increase in oil prices.
- On a year-to-date basis, the Consumer Price Index (CPI) increased by 7.4% in 2022, the highest year-over-year growth rate for the first half of the year since 1991. Price growth was recorded in all components, with the highest price hikes occurring in transportation (+15.4%), food (+8.4%), and shelter (+6.6%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 29-Jul-2022)

	Year-to-date			Reference period
	2021	**2022**	**% Change**	**from January to:**
Indicators				
Labour force (x 1,000)	395.0	392.6	-0.6%	June
Employment (x 1,000)	355.6	361.8	1.7%	June
Unemployment (x 1,000)	39.4	30.8	-21.8%	June
Participation rate (%)	60.9	59.5	...	June
Employment rate (%)	54.8	54.9	...	June
Unemployment rate (%)	10.0	7.8	...	June
Average weekly earnings ($)	1,005.86	1,061.39	5.5%	May
Retail trade ($M)	5,841.4	6,196.4	6.1%	May
Consumer Price Index (2002=100)	139.9	150.2	7.4%	June
Housing starts (units)	1,506	1,835	21.8%	June
Investment in residential building construction ($M)	684.1	787.6	15.1%	May
Investment in non-residential building construction ($M)	255.2	242.4	-5.0%	May
Manufacturing sales ($M)	8,361.4	11,498.5	37.5%	May
International exports ($M)	6,027.7	8,234.2	36.6%	May

... Not applicable
Source: Statistics Canada